Filed Pursuant to Rule 433

Registration Statement No. 333- 270605

June 11, 2025

AMPHENOL CORPORATION

Final Term Sheet

June 11, 2025

Issuer:	Amphenol Corporation (the “Company”)
Legal Entity Identifier (LEI) Code:	549300D3L3G0R4U4VT04
Expected Ratings (Moody’s / S&P)*:	A3 / A- (Stable / Stable)
Trade Date:	June 11, 2025
Settlement Date**:	June 16, 2025 (T+3)
3.125% Senior Notes due 2032
Principal Amount:	€600,000,000 (the “Notes”)
Maturity Date:	June 16, 2032
Coupon (Interest Rate):	3.125%
Price to Public:	99.247% of the principal amount
Yield to Maturity:	3.247%
Mid-Swap Yield:	2.367%
Spread to Mid-Swap Yield:	+ 88 bps
Benchmark Security:	DBR 0.000% due February 15, 2032
Spread to Benchmark Security:	+97.1 bps
Benchmark Security Price and Yield:	86.05; 2.276%
Interest Payment Dates:	Payable annually on June 16 of each year, commencing June 16, 2026
Redemption Provision:

Prior to the Par Call Date, the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on an annual (ACTUAL/ACTUAL (ICMA)) basis at a rate equal to the comparable government bond rate, plus 15 basis points, less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Company may redeem the Notes, at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Par Call Date:	March 16, 2032 (three months prior to the maturity date)
Redemption for Tax Reasons:	If certain events occur involving changes in tax law, the Company may redeem the Notes, in whole but not in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, together with interest accrued and unpaid to, but not including, the date fixed for redemption.

CUSIP / Common Code / ISIN:	032095 AU5 / 309610881 / XS3096108819
Minimum Denominations:	€100,000 and integral multiples of €1,000 in excess thereof
Listing:	The Company intends to apply to list the Notes on the New York Stock Exchange.
Other Information
Joint Book-Running Managers:	BNP PARIBAS Citigroup Global Markets Limited Commerzbank Aktiengesellschaft Barclays Bank PLC HSBC Bank plc Mizuho International plc The Toronto-Dominion Bank
Senior Co-Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities plc
Co-Managers:	ING Bank N.V. Belgian Branch Siebert Williams Shank & Co., LLC Standard Chartered Bank U.S. Bancorp Investments, Inc.
Stabilization:	FCA/ICMA
Target Market:	MiFID II and UK MiFIR professionals/ECPs-only/No PRIIPs or UK PRIIPs KID

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**The Notes will be ready for delivery in book-entry form only through a common depositary for Euroclear Bank SA/NV, as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”), on or about June 16, 2025, which is the third business day following the date of pricing of the Notes (such settlement cycle being referred to as “T+3”). You should be advised that trading of the Notes may be affected by the T+3 settlement. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to such trade expressly agree otherwise. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is one business day preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP PARIBAS toll-free at 1-800-854-5674, Citigroup Global Markets Limited toll-free at 1-800-831-9146 and Commerzbank Aktiengesellschaft toll-free at 1-800-233-9164.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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